Form 10-K, Exhibit 13
period 1995-12-31
MANHATTAN BEACH HOTEL PARTNERS LP
filed 1996-03-29
CIK 822026

EXHIBIT 13.1

                      MANHATTAN BEACH HOTEL PARTNERS, L.P.

                               1995 ANNUAL REPORT


In December 1987, Manhattan Beach Hotel Partners, L.P. acquired the Radisson Plaza Hotel and Golf Course, a 384-room hotel located at 1400 Parkview Avenue in the City of Manhattan Beach, Los Angeles County, California, three miles south of the Los Angeles International Airport. The Hotel and adjoining nine-hole executive golf course are situated on a 26.3 acre site leased from the City of Manhattan Beach. The Hotel, which is managed by a subsidiary of Interstate Hotels Corporation, features a unique array of amenities to appeal to both business and leisure travelers including 17,200 square feet of conference and banquet facilities, two restaurants, a lobby lounge and new sports bar, a health club, a swimming pool, and shuttle service to the airport and Manhattan Beach. The resort-like atmosphere at the Hotel combined with its location near the airport and several large office complexes has made the Hotel a popular destination for business and leisure travelers. The operations are managed by its General Partner, Manhattan Beach Commercial Properties III Inc.


Property Highlights
                                   Average                      Average
                                   Occupancy                    Room Rate

1994                                 85.5%                        $70.02
1995                                 82.3%                        $77.58
% Change                             (3.7%)                        10.8%





Administrative Inquiries                  Performance Inquiries/Form 10-Ks
Address Changes/Transfers                 First Data Investor Services Group
Service Data Corporation                  P.O. Box 1527
2424 South 130th Circle                   Boston, Massachusetts 02104-1527
Omaha, Nebraska 68144-2596                Attn:  Financial Communications
800-223-3464 (select option 1)            800-223-3464 (select option 2)








                Contents

	1	Message to Investors
	3	Financial Results Comparison
	4	Financial Statements
	7	Notes to Financial Statements
        11      Report of Independent Public Accountants





                              MESSAGE TO INVESTORS


This 1995 Annual Report for Manhattan Beach Hotel Partners, L.P. (the "Partnership") includes an update on the operations of the Radisson Plaza Hotel and Golf Course (the "Hotel"), a discussion of the improving hospitality environment, and the Partnership's audited financial statements for the year ended December 31, 1995.

Cash Distribution
As previously reported, due to improved Hotel operations during 1995, and following a review of the Partnership's anticipated cash needs and current cash position, a distribution in the amount of $0.20 per Unit was paid to limited
partners on February 1, 1996.   Please note that this distribution represents a
one-time distribution of 1995 annual cash flow and surplus Partnership reserves, and does not indicate the reinstatement of regular cash distributions. The ability of the Partnership to make future distributions will be dependent upon the cash flow generated from Hotel operations and the adequacy of cash reserves which, in the future, will be evaluated on an annual basis.

Market Update
Improved performance of the national hospitality industry continued throughout 1995, as increased occupancy and room rates translated to overall higher profits. According to market analysts Smith Travel Research, for the year ended December 31, 1995, average occupancy and daily room rates for U.S. hotels increased to 65.5% and $67.34, respectively, compared with 65.2% and $63.63, respectively, for 1994. The Los Angeles Airport submarket also reported improved results, with 1995 average occupancy rates increasing to 69.3% from 65.9% in 1994 and average room rates dropping slightly to $57.85 in 1995 compared to $58.36 in 1994. Increases in occupancy were reported across Los Angeles County, which is important given that 1994 results were bolstered by the World Cup soccer tournament and the aftermath of the January 1994 Northridge Earthquake.

Although the increased demand nationally has encouraged the construction of new limited service hotels to gradually resume in select markets, it is expected that few, if any, new full service hotels will be built in Los Angeles over the next few years. Despite the lack of new construction, the Hotel faces continued competition from existing hotels in the Los Angeles Airport Market. Eleven hotels with a total of 6,755 rooms have been identified that currently compete to varying degrees with the Hotel, including the Los Angeles Airport Marriott, which is owned by a limited partnership sponsored by an affiliate of the General Partner. There are numerous additional hotels in the vicinity, which are not considered to be directly competitive with the Partnership's Hotel due to disparities in markets served, quality of facilities, rate structure, location and/or lack of affiliation with a major hotel chain.

(Two bar graphs showing the following information in graphic form: )

        1. Average Occupancy Rates
                                                       1995            1994

                United States                          65.5%           65.2%
                Los Angeles Airport market             69.3%           65.9%
                Radisson Plaza Hotel                   82.3%           85.5%

        2. Average Room Rates

                United States                          $67.34          $63.63
                Los Angeles Airport Market             $57.85          $58.36
                Radisson Plaza Hotel                   $77.58          $70.02

Property Update
Operating results at the Hotel in 1995 reflected the improving conditions discussed above. For the year ended December 31, 1995, the Hotel's average occupancy and room rate were 82.3% and $77.58, respectively, compared with 85.5% and $70.02 for 1994. The improved profitability of the Hotel during the year is largely attributable to the 10.8% increase in average room rate, which was achieved as a result of our efforts to reduce the volume of airline contracts and increase the number of business and group guests at higher rates. Although there was a slight decrease in the Hotel's average occupancy level, this was more than offset by the increased room rate and, as a result, the Hotel's total room sales improved relative to last year. For the year ended December 31, 1995, total Hotel sales increased 4.9% relative to 1994. This improvement, coupled with relatively flat expenses, led to an 18.5% increase in the Hotel's house profit. The Partnership reported net income of $232,226 in 1995 compared to a net loss of $245,012 in 1994.

Regular maintenance and capital improvements to the Hotel are an essential component of our efforts to preserve the Hotel's long-term value and its potential for appreciation. As you may recall, a soft-goods renovation was completed on the majority of the Hotel's guest rooms in 1993. In December 1995, a soft-goods refurbishment of the remaining guest rooms commenced and was ultimately completed during the first quarter of 1996. Additionally, in 1995 we created a sports bar called "Bleachers" in former storage space fronting on the golf course. These renovations were entirely funded from the Partnership's reserve for furniture, fixtures, and equipment.

Summary
The General Partner is encouraged by the overall improvement in industry conditions, and is hopeful that a corresponding strengthening of industry conditions for Los Angeles hotels will occur during 1996, thereby increasing the prospect for higher operating profits and property values. Looking forward, our focus will be on pursuing new techniques for enhancing operations and improving the Hotel's market share. In addition, we will continue to work closely with Hotel management in seeking to streamline operations by minimizing expenses at both the Hotel and Partnership levels. We will keep you informed of our progress in future investor reports.

Very truly yours,

Manhattan Beach Commercial Properties III Inc.
The General Partner

/S/ Jeffrey C. Carter
Jeffrey C. Carter
President

March 25, 1996


                          FINANCIAL RESULTS COMPARISON

The following chart summarizes the financial results of the Hotel and Partnership for the indicated years.

                                                  As reported in the
             As reported by Interstate     Partnership's Financial Statements

                Total                       Total               Partnership
                Hotel          House        Partnership         Net Income
                Sales          Profit(1)    Income(2)           (Loss)

1994      $13,186,812        $3,386,612     $13,244,227         $ (245,012)
1995      $13,835,896        $4,013,122     $14,014,500         $  232,226
% Change         4.9%             18.5%            5.8%               *


   (1) House profit is the Hotel's operating profit prior to the payment of certain other items including property taxes, insurance, ground rent, equipment leases, Partnership general and administrative expenses and the funding of the reserve account established for furniture, fixtures and equipment.

   (2) Total Partnership income includes Hotel revenues, interest income and other income.

    * This percentage change is not relevant since the Partnership recognized net income in 1995 compared to a net loss in 1994.

The Partnership's results of operations improved significantly in 1995 relative to 1994, primarily due to an increase in total revenues and lower food and beverage expenses. Please refer to the accompanying financial statements for more detail concerning the Partnership's financial results.

Selected Financial Data

Selected Partnership financial data for the five years ended December 31 is shown below. This data should be read in conjunction with the Partnership's financial statements included in this report.


                          1995        1994        1993        1992         1991

Total Partnership
income(1)          $14,014,500 $13,244,227 $13,070,254 $13,582,978 $ 13,761,418

Partnership net
income (loss)          232,226    (245,012)   (767,542) (2,956,338)  (4,072,561)

Net loss per
Limited Partnership
unit (2)                     0        (.03)       (.09)       (.36)        (.50)

Cash distributions
declared per unit (3)      .20           0           0         .14          .20

Total assets at
December 31         48,895,202  48,366,331  48,680,580  49,853,208   52,366,837

   (1) Total Partnership income includes Hotel revenues, interest income and other income.

   (2)  There are 6,975,000 units outstanding.

   (3) A distribution in the amount of $1,395,000 or $0.20 per Unit from 1995 annual cash flow and surplus Partnership reserves was paid to limited partners on February 1, 1996. Future distributions will be dependent on the results of operations of the Property and the level of net operating income available to the Partnership. For 1991 and 1992, all cash distributions were paid from the Settlement Fund.


Balance Sheets
December 31, 1995 and 1994

Assets                                                    1995            1994

Real estate, at cost (note 2):
  Building                                       $  47,975,974   $  47,975,974
  Furniture, fixtures and equipment                  2,623,827       1,972,493
  Leasehold improvements                             3,333,141       3,333,141
                                                     ---------       ---------
                                                    53,932,942      53,281,608
  Less accumulated depreciation
  and amortization                                  11,006,481       9,270,740
                                                     ---------       ---------
                                                    42,926,461      44,010,868

Cash and cash equivalents                            4,414,032       2,797,178
Restricted cash                                        187,464         270,489
Accounts receivable                                    992,941         906,721
Prepaid and other assets                               374,304         381,075
                                                     ---------       ---------
        Total Assets                             $  48,895,202   $  48,366,331
                                                    ==========      ==========

Liabilities and Partners' Capital

Liabilities:
  Accounts payable and accrued liabilities       $   1,309,672   $   1,291,771
  Due to affiliates (note 4)                         2,400,138       2,121,394
  Distribution payable                               1,409,091               0
                                                     ---------       ---------
        Total Liabilities                            5,118,901       3,413,165

Partners' Capital (Deficit):
  General Partner                                   (1,591,658)     (1,809,793)
  Limited Partners (6,975,000 limited
  partnership units authorized, issued
  and outstanding)                                  45,367,959      46,762,959
                                                    ----------      ----------
        Total Partners' Capital                     43,776,301      44,953,166
                                                    ----------      ----------
        Total Liabilities and Partners' Capital  $  48,895,202   $  48,366,331
                                                    ==========      ==========


Statement of Partners' Capital (Deficit)
For the years ended December 31, 1995, 1994 and 1993

                                        Limited       General
                                       Partners       Partner           Total

Balance at December 31, 1992      $  47,623,630  $ (1,657,910)  $  45,965,720
Net loss                               (652,411)     (115,131)       (767,542)
                                     ----------     ---------      ----------
Balance at December 31, 1993         46,971,219    (1,773,041)     45,198,178
Net loss                               (208,260)      (36,752)       (245,012)
                                     ----------     ---------      ----------
Balance at December 31, 1994         46,762,959    (1,809,793)     44,953,166
Net income                                    0       232,226         232,226
Distributions                        (1,395,000)      (14,091)     (1,409,091)
                                     ----------     ---------      ----------
Balance at December 31, 1995      $  45,367,959  $ (1,591,658)  $  43,776,301
                                     ==========     =========      ==========


Statements of Operations
For the years ended December 31, 1995, 1994 and 1993

Hotel Revenues                                1995          1994          1993

Rooms                                 $  8,860,793  $  8,301,912  $  7,946,307
Food and beverage                        4,256,995     4,250,324     4,358,632
Telephone                                  599,598       485,629       412,017
Other                                      118,510       148,947       279,564
                                         ---------     ---------     ---------
        Total Revenues                  13,835,896    13,186,812    12,996,520

Departmental Expenses

Rooms                                    2,399,499     2,356,431     2,356,764
Food and beverage                        3,458,417     3,494,320     3,708,418
Telephone                                  319,083       314,893       344,880
Other                                       40,762        35,717       233,019
                                         ---------     ---------     ---------
        Total Expenses                   6,217,761     6,201,361     6,643,081

Departmental income                      7,618,135     6,985,451     6,353,439

Unallocated Partnership and Hotel
Operating Expenses

Advertising and sales                      549,649       596,360       690,698
General and administrative:
   Hotel and other                       2,034,318     1,875,222     1,795,386
   Partnership                             504,314       455,690       492,387
Utilities and maintenance                1,151,196     1,184,477     1,104,860
Ground rent (note 5)                       655,948       623,457       619,458
Management fees (note 6)                   424,773       304,261       302,037
Property taxes                             393,194       417,494       429,215
Operating leases                           115,380       150,645        85,259
Depreciation and amortization            1,735,741     1,680,272     1,635,295
                                         ---------     ---------     ---------
                                         7,564,513     7,287,878     7,154,595
                                         ---------     ---------     ---------
Operating income (loss)                     53,622      (302,427)     (801,156)

Other Income (Expense)

Interest income                            173,031        54,435        38,435
Other income, net                            5,573         2,980        35,299
Interest expense                                 0             0       (40,120)
                                          --------      --------      --------
                                           178,604        57,415        33,614
                                          --------      --------      --------
        Net Income (Loss)            $     232,226  $   (245,012)  $  (767,542)
                                          ========      ========      ========
Net Income (Loss) Allocated

To the General Partner               $     232,226  $    (36,752)  $  (115,131)
To the Limited Partners                          0      (208,260)     (652,411)
                                          --------      ---------     ---------
                                     $     232,226  $   (245,012)  $  (767,542)
                                          ========      =========     =========

Net Income (Loss)
Per limited partnership unit
 (6,975,000 outstanding)             $           0  $       (.03)  $      (.09)
                                          ========      =========     =========



Statements of Cash Flows
For the years ended December 31, 1995, 1994 and 1993

Cash Flows from Operating Activities:           1995        1994           1993

Net income (loss)                         $  232,226  $  (245,012)  $  (767,542)
Adjustments to reconcile net income
 (loss) to net cash provided by
 operating activities:
     Depreciation and amortization         1,735,741    1,680,272     1,635,295
     Increase (decrease) in cash arising
     from changes in operating assets
     and liabilities:
        Restricted cash                     (568,309)    (547,865)            0
        Accounts receivable                  (86,220)    (340,776)      538,359
        Prepaid and other assets               6,771      (39,332)      (37,479)
        Accounts payable and accrued
         liabilities                          17,901     (331,882)     (251,244)
        Due to affiliates                    278,744      262,645       214,734
                                           ---------     --------     ---------
Net cash provided by operating activities  1,616,854      438,050     1,332,123
                                           ---------     --------     ---------
Cash Flows from Investing Activities:

  Proceeds from restricted cash              651,334      277,376       314,985
  Additions to real estate                  (651,334)    (101,658)     (571,012)
                                            --------     --------     ---------
Net cash provided by (used for)
investing activities                               0      175,718      (256,027)
                                            --------     --------     ---------
Cash Flows from Financing Activities:

  Due to Radisson/Carlson Group                    0            0      (368,576)
                                            --------     --------     ---------
Net cash used for financing activities             0            0      (368,576)
                                            --------     --------     ---------

Net increase in cash and cash equivalents  1,616,854      613,768       707,520
Cash and cash equivalents at beginning
of period                                  2,797,178    2,183,410     1,475,890
                                           ---------    ---------     ---------
Cash and cash equivalents at end of
period                                   $ 4,414,032  $ 2,797,178  $  2,183,410
                                           =========    =========     =========
Supplemental Disclosure of
Cash Flow Information:

Cash paid during the period for interest $         0  $         0  $     40,120
                                           ---------    ---------     ---------


Notes to the Financial Statements
December 31, 1995, 1994 and 1993

1. Organization
Manhattan Beach Hotel Partners, L.P. (the "Partnership"), formerly Shearson California Radisson Plaza Partners, L.P. (see below), a Delaware limited partnership, was organized on September 8, 1987 under the laws of the State of Delaware for the purpose of acquiring, owning, leasing or operating, and eventually selling the Radisson Plaza Hotel and Golf Course (the "Property"). The Partnership purchased the Property on December 1, 1987 for $56,500,000. The Partnership will terminate on December 31, 2037, or earlier, in accordance with the terms of the Partnership Agreement.

The general partner of the Partnership is Manhattan Beach Commercial Properties III, Inc., (the "General Partner"), formerly Shearson Lehman Commercial Properties III, Inc. (see below), a Delaware corporation and a wholly-owned subsidiary of DA Group Holdings, Inc. (the "Group"), formerly Shearson Lehman Brothers Group Inc. The original limited partner of the Partnership was Shearson Lehman Commercial Properties Depositary III, Inc. (the "Assignor Limited Partner"), a Delaware corporation and a wholly-owned subsidiary of the Group.

On July 31, 1993, Shearson Lehman Brothers Inc. ("Shearson") sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson changed its name to Lehman Brothers Inc. ("Lehman"). The transaction did not affect the ownership of the General Partner. However, the assets acquired by Smith Barney included the name "Shearson." Consequently, effective October 21, 1993, the Shearson Lehman Commercial Properties III, Inc. General Partner changed its name to Manhattan Beach Commercial Properties III, Inc., and effective December 2, 1993, the Partnership changed its name to Manhattan Beach Hotel Partners, L.P.

Prior to the admission of public investors as Limited Partners, the Partnership's losses were allocated 99% to the Assignor Limited Partner and 1% to the General Partner. Upon admission of public investors, the Assignor Limited Partner assigned its rights of ownership to the purchasers of Limited Partnership interests.

During the year ended December 31, 1988, the Partnership, on behalf of the Assignor Limited Partner, sold 6,975,000 depositary units representing gross capital contributions of $69,750,000. Net proceeds to the Partnership amounted to approximately $62,937,000 after deduction of offering costs and selling commissions. The proceeds of the public offering were utilized to pay off the promissory note secured by the all-inclusive deed of trust.

On February 13, 1996, based upon, among other things, the advice of Partnership counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partner adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partner may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partner. In determining the amount of the distribution, the General Partner may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner, and no partner will be entitled to receive any distribution, until the General Partner has declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on February 26, 1996.

2. Significant Accounting Policies

Depreciation Real estate investments, which consist of the Hotel building and furniture, fixtures and equipment, and leasehold improvements are recorded at cost less accumulated depreciation. Cost includes the initial purchase price of the property plus closing costs, acquisition and legal fees and capital improvements. Depreciation of the real property is computed using the straight-line method based on the estimated useful life of 40 years. Depreciation of the personal property is computed using the straight-line method over an estimated useful life of five years. Leasehold improvements are amortized over the remaining life of the ground lease using the straight-line method.

When building and personal property are sold or otherwise disposed of, when required, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Accounting for Impairment. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership has adopted FAS 121 in the fourth quarter of 1995. Based on current circumstances, the adoption had no impact on the financial statements.

Income Taxes. No income tax provision (benefit) has been recorded on the books of the Partnership, as the respective shares of taxable income (loss) are reportable by the partners on their individual tax returns.

For income tax purposes, the admission of Public Limited Partners on May 26, 1988 to the Partnership was treated as a deemed sale of the Assignor Limited Partner's interest in accordance with the provision of Section 708(b)(1)(B) of the Internal Revenue Code. The carrying values of the assets and related capital accounts have been increased by the Limited Partners' interest for tax purposes. There has been no readjustment of the carrying values of the assets for financial reporting purposes.

Reclassifications. Certain prior year amounts have been reclassified in order to conform to the current year's presentation.

Cash and Cash Equivalents. Cash and cash equivalents consist of highly liquid short-term investments with maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk. Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Partnership Agreement
Upon the admission of the Limited Partners, the following provisions of the Partnership Agreement became effective.

Under the terms of the Partnership Agreement, the Partnership's net cash flow from operations, as defined, will be distributed 99% to the Limited Partners and 1% to the General Partner until the sum of the amounts distributed equals the preferred return. The preferred return is a cumulative 12% return per annum of the Limited Partners' adjusted capital contribution, as defined, accruing on a cumulative but noncompounding basis. Thereafter, the Partnership's cash flow from operations will be distributed 85% to the Limited Partners and 15% to the General Partner.

In general, the Partnership Agreement provides that all income and gain will be allocated first to those partners with negative capital accounts, as defined, until no partner has a negative capital account; then 99% to the Limited Partners and 1% to the General Partner to the extent the Limited Partners' adjusted capital contributions exceed their capital accounts; then to the General Partner to the extent it has received a 15% distribution of net cash flow; then 99% to the Limited Partners and 1% to the General Partner until the Limited Partners have been allocated an amount equal to the preferred return, as defined; and then 85% to the Limited Partners and 15% to the General Partner. In general, losses will be allocated 85% to the Limited Partners and 15% to the General Partner until the sum of cumulative losses equals the sum of cumulative distributions, and then 99% to the Limited Partners and 1% to the General Partner.

Net proceeds from a sale or refinancing of the Partnership's assets will be distributed 99% to the Limited Partners and 1% to the General Partner until each Limited Partner has received an amount equal to any unpaid cumulative return and their unrecovered capital, as defined. Thereafter, such net proceeds will be distributed 99% to the Limited Partners and 1% to the General Partner until each Limited Partner's adjusted capital contribution equals zero. In conjunction with the Settlement discussed in Note 8, any remaining net proceeds will be allocated and distributed 95% to the Limited Partners and 5% to the General Partner.

4. Transactions with Related Parties
Per the terms of the Partnership Agreement, the General Partner is entitled to receive a management oversight fee of $250,000 per year to cover costs incurred and time expended by the General Partner in overseeing the operator of the Property to ensure that operations and management are being conducted in the best interests of the Partnership and in accordance with the lease or management contract. For the years ended December 31, 1995, 1994 and 1993, a management fee in the amount of $250,000 has been accrued, but remains unpaid.

During 1989, certain legal and accounting fees were paid by the General Partner in connection with the restructuring of the lease (see Note 6). The costs have been deemed to be reimbursable by the Partnership. The total amount owed to the General Partner at December 31, 1995 and 1994 was $587,804.

Under the terms of the Partnership Agreement, the General Partner and its affiliates provide ongoing administrative, accounting and investor relation services to the Partnership. Costs of such services were $68,964, $60,666 and $79,663 for the years ended December 31, 1995, 1994 and 1993, respectively.

Upon sale of the Property, the General Partner may receive a brokerage commission equal to 3% of the sales price less any amounts payable as commissions to unaffiliated third parties.

Cash and Cash Equivalents. Certain cash accounts reflected on the Partnership's balance sheet at December 31, 1995 and 1994 were on deposit with an affiliate of the General Partner.

5. Real Estate Investments
On December 1, 1987, the Partnership acquired the Property, a seven-story, 384-room, 287,965 square foot commercial hotel and nine-hole executive golf course located on a 26.3 acre site in the City of Manhattan Beach, Los Angeles County, California (the "City"). A 166,382 square foot, 600-space parking garage is also part of the Property. Construction of the Property was substantially completed in January 1987, and its final certificate of occupancy was issued on March 17, 1987. The land upon which the Property is situated was leased to the seller by the City pursuant to a ground lease (the "Ground Lease") entered into on March 1, 1983 for an initial term of 50 years. The term is renewable for successive periods of 25 and 24 years.

Minimum ground lease payments for each of the next five years ending December 31, and thereafter, are as follows:

        1996        $   400,000
        1997            400,000
        1998            400,000
        1999            400,000
        2000            400,000
        Thereafter   12,866,667
                     ----------
        Total       $14,866,667
                     ==========

In addition to the minimum ground lease payments, the lease provides for additional rents based upon percentages, ranging from 2.5% to 6.25%, as applied to the Hotel's various revenue. Percentage rent is only applicable to the extent that the total of such percentages exceeds the minimum annual rent.
Such excess lease payments amounted to $255,948, $223,457 and $219,458 in 1995, 1994 and 1993, respectively.

The golf course is operated by a third party in accordance with an operating lease agreement entered into on December 12, 1986 which the Partnership assumed upon its purchase of the Hotel. The agreement has a term of 10 years and provides for rents payable to the Partnership ranging from 2% to 5% of gross revenues during the term of the agreement.

During 1993, the Partnership entered into third-party operating lease agreements for the parking garage and gift shop.

6. Hotel Management Agreement
The Partnership entered into a management agreement with Manhattan Beach Management Company (the "Management Company"), an affiliate of Interstate Hotels Corporation, to manage and operate the hotel. The term of the agreement commenced on January 3, 1991 and will continue through January 3, 1997. The agreement provides for management fees of 1.75% of gross revenues with an incentive fee calculated based upon a percentage, ranging from 10% to 17.5%, of operating profits in excess of $1,500,000. The Partnership is responsible for operating deficits and has committed to advance funds to the hotel so as to maintain cash at $300,000.

7. Reconciliation of Financial Statement Net Income (Loss) and Partners' Capital to Federal Income Tax Basis Net Loss and Partners' Capital


                                             1995          1994           1993

Financial statement net
 income (loss)                       $    232,226   $   (245,012)  $  (767,542)
Tax basis depreciation over
financial statement depreciation         (760,812)    (1,158,551)   (1,296,211)
Reversal of prior year insurance
accrual                                         0              0      (228,515)
Other                                     (48,337)       (99,769)      (83,038)
                                          -------      ---------     ---------
Federal income tax basis net loss    $   (576,923)  $ (1,503,332) $ (2,375,306)

Financial statement partners'
capital                              $ 43,776,301   $ 44,953,166  $ 45,198,178
Current year financial statement
  net income (loss) over federal
  income tax basis net loss              (809,149)    (1,258,320)   (1,607,764)
Cumulative financial statement net
  loss over federal income tax
  basis net loss                        5,336,374      6,594,694     8,202,458
                                       ----------     ----------    ----------
Federal income tax basis
  partners' capital                  $ 48,303,526   $ 50,289,540  $ 51,792,872
                                       ==========     ==========    ==========

Because many types of transactions are susceptible to varying interpretations under Federal and state income tax laws and regulations, the amounts reported above may be subject to change at a later date upon final determination by the taxing authorities.

8. Litigation
As a result of the removal of the Original Tenants as operators of the Property and the termination of a number of equipment leasing arrangements previously entered into by the Original Tenants, a lawsuit related to the replacement of the telephone system has been filed naming the Partnership, among others, as a defendant. The suit, entitled Communication Facility Management Corporation ("CFMC") vs. Manhattan Beach Hotel Partners, L.P., et al, was filed in June 1990 in Los Angeles Superior Court (the "Court"). On November 7, 1994 the Court executed a formal dismissal order. CFMC subsequently filed a motion to vacate the dismissal which was denied by the Court on February 28, 1995. On February 16, 1996, CFMC filed an application with the Court for an extension to file an appellant's opening brief. The Court granted the extension and CFMC now has until April 10, 1996 to file an opening brief to appeal the suit. Should CFMC file an opening brief, the General Partner intends to vigorously defend against the appeal.


                    REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of
   Manhattan Beach Hotel Partners, L.P.:

We have audited the accompanying balance sheets of Manhattan Beach Hotel Partners, L.P. (formerly Shearson California Radisson Plaza Partners, L.P.), a Delaware limited partnership, as of December 31, 1995 and 1994, and the related statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manhattan Beach Hotel Partners, L.P. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
March 4, 1996


To the Partners of
   Manhattan Beach Hotel Partners, L.P.:

Our report on the financial statements of Manhattan Beach Hotel Partners, L.P. (formerly Shearson California Radisson Plaza Partners, L.P.), a Delaware Limited Partnership, has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of Manhattan Beach Hotel Partners, L.P. for the year ended December 31, 1995. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
March 4, 1996


MANHATTAN BEACH HOTEL PARTNERS, L.P.
Schedule III - Real Estate and Accumulated Depreciation
December 31, 1995


                                                           Costs Capitalized
                                                                  Subsequent
                           Initial Cost to Partnership        To Acquisition

                                                Building and    Building and
Description           Encumbrances      Land    Improvements    Improvements
----------------------------------------------------------------------------
Commercial Property:
Hotel Complex,
Manhattan Beach, CA   $          0   $     0   $  56,500,000    $  7,573,027
                      ------------------------------------------------------
                      $          0   $     0   $  56,500,000    $  7,573,027
                      ======================================================

                                           Gross Amount at Which Carried at
                                                  Close of Period (2)

                                                    Building and
Description             Write-off (4)     Land      Improvements        Total
-----------------------------------------------------------------------------
Commercial Property:
Hotel Complex
Manhattan Beach, CA     $ 10,140,085    $     0    $  53,932,942  $ 53,932,942
                        ------------------------------------------------------
                        $ 10,140,085    $     0    $  53,932,942  $ 53,932,942
                        ======================================================

                                                                Life on Which
                                                                 Depreciation
                                                                    in Latest
                    Accumulated     Date of       Date      Income Statements
Description        Depreciation(1)  Construction  Acquired        is Computed
-----------------------------------------------------------------------------
Commercial Property:
Hotel Complex,
Manhattan Beach, CA $  11,006,481       1987      12/01/87         40/5  (3)
                    --------------------------------------------------------
                    $  11,006,481         -           -              -


(1) For Federal income tax purposes, the amount of accumulated depreciation is approximately $23,386,929.
(2) For Federal income tax purposes, the basis ofland, building, and personal property is $64,935,486.
(3)  Building and improvements - 40 years; personal property - 5 years.
(4) Fully depreciated furniture, fixtures and equipment of $10,140,085 were written off in 1994.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1995, 1994 and 1993 follows:

Real Estate Investments:                1995            1994            1993
-------------------------------------------------------------------------------
Beginning of year               $  53,281,608     $  63,320,035   $  62,749,023
Acquisitions                          651,334           101,658         571,012
Write-off                                   0       (10,140,085)              0
                                -----------------------------------------------
End of year                     $  53,932,942     $  53,281,608   $  63,320,035
                                ===============================================

Accumulated Depreciation:

Beginning of year               $   9,270,740     $  17,730,553   $  16,095,571
Depreciation expense                1,735,741         1,680,272       1,634,982
Write-off                                   0       (10,140,085)              0
                                -----------------------------------------------
End of year                     $  11,006,481     $   9,270,740   $  17,730,553
                                ===============================================