Form 10-K, Exhibit 13
period 1996-12-31
MANHATTAN BEACH HOTEL PARTNERS LP
filed 1997-03-31
CIK 822026

EXHIBIT 13.1

                      MANHATTAN BEACH HOTEL PARTNERS, L.P.

                               1996 ANNUAL REPORT




                      Manhattan Beach Hotel Partners, L.P.




In December 1987, Manhattan Beach Hotel Partners, L.P. acquired the Radisson Plaza Hotel and Golf Course (the "Hotel"), a 384-room hotel located at 1400 Parkview Avenue in the City of Manhattan Beach, Los Angeles County, California, three miles south of the Los Angeles International Airport. The Hotel and adjoining nine-hole executive golf course are situated on a 26.3 acre site leased from the City of Manhattan Beach. The Hotel, which is managed by a subsidiary of Interstate Hotels Corporation, features a unique array of amenities to appeal to both business and leisure travelers including 17,200 square feet of conference and banquet facilities, two restaurants, a lobby lounge and sports bar, a health club, a swimming pool, and shuttle service to the airport and Manhattan Beach. The resort-like atmosphere at the Hotel combined with its location near the airport and several large office complexes has made the Hotel a popular destination for business and leisure travelers. The Partnership's operations are managed by its General Partner, Manhattan Beach Commercial Properties III Inc.



                 Property Highlights

                                       Average             Average
                                      Occupancy           Room Rate
                                      ---------           ---------
                 1995                   82.3%               $77.58
                 1996                   85.3%               $83.59
                 % Change                3.6%                 7.7%




                            Contents

                     1   Message to Investors
                     3   Financial Results Comparison
                     4   Financial Statements
                     7   Notes to the Financial Statements
                    14   Report of Independent Accountants




    Administrative Inquiries              Performance Inquiries/Form 10-Ks
    Address Changes/Transfers             First Data Investor Services Group
    Service Data Corporation              P.O. Box 1527
    2424 South 130th Circle               Boston, Massachusetts 02104-1527
    Omaha, Nebraska 68144-2596            Attn: Financial Communications
    800-223-3464                          800-223-3464


                              Message to Investors


This 1996 Annual Report for Manhattan Beach Hotel Partners, L.P. (the "Partnership") includes an update on the operations of the Radisson Plaza Hotel and Golf Course (the "Hotel"), including the status of efforts to sell the Hotel, a discussion of the hospitality industry environment, and the Partnership's audited financial statements for the year ended
December 31, 1996.

Marketing of Hotel
------------------
As discussed in previous correspondence, the General Partner commenced marketing the Hotel for sale in late 1996 and retained the services of Eastdil Realty Company ("Eastdil"), a nationally- recognized real estate firm, to assist with these efforts. We are pleased to report that on March 20, 1997, the Partnership executed a Letter of Intent (the "Letter of Intent") to sell the Property to a joint venture comprised of Host Marriott Corporation and Interstate Hotels Corporation (the "Buyer") for a cash purchase price of $38,250,000 (the "Marriott/Interstate Sale"). A subsidiary of Interstate Hotels Corporation currently manages the Hotel and has done so for more than five years. The Buyer has 30 days in which to complete its due diligence investigation of the Property, during which time the parties will attempt to negotiate and execute a formal Purchase and Sale Contract (the "Contract"). It is currently anticipated that the closing of the sale would be within 10 business days following the end of the due diligence period. Certain of the conditions and terms in the Letter of Intent are not legally binding and are subject to the execution of the Contract.

The decision to begin the marketing process was based on a number of factors, including an improving hospitality industry nationwide, the significant improvement in the Hotel's performance and recent unsolicited offers from prospective buyers. Our objective is to maximize the selling price of the Hotel and distribute the net sales proceeds to limited partners. While we believe that the Hotel is likely to be sold in 1997, there can be no assurance that the Marriott/Interstate Sale or any other sale of the Hotel will be consummated, or that a sale, if completed, will result in any particular level of distributable cash.


BAR GRAPH: Comparing United States, Los Angeles Airport Market and Radisson (the Property) average occupancy rates in 1996 and 1995. All average occupancy rates disclosed in text.

BAR GRAPH: Comparing United States, Los Angeles Airport Market and Radisson (the Property) average room rates in 1996 and 1995. All average room rates disclosed in text.


Market Update
-------------
Operating conditions for hotels nationwide continued to improve throughout 1996, as the hospitality industry experienced overall increased profitability during the year. For the year ended December 31, 1996, market analysts Smith Travel Research reported that average occupancy and daily room rates for U.S. hotels increased to 65.7% and $71.66, respectively, compared with 65.1% and $67.17, respectively, for 1995.

Conditions for hotels in the Los Angeles Airport submarket also improved during 1996. This is due in large part to the fact that southern California, which lagged the rest of the nation in its recovery, has been experiencing an economic recovery stimulated by growth in the high-tech and entertainment industries. This growth has positively impacted most businesses, including the local hospitality market. According to Smith Travel Research, for the year ended December 31, 1996, average occupancy and room rates for hotels in the Los Angeles Airport submarket increased to 74.9% and $61.62, compared to 69.2% and $58.14, respectively, for 1995.

Although the supply of rooms has remained relatively constant in recent years, the Hotel faces considerable competition from existing hotels in the Los Angeles Airport submarket. The General Partner has identified 11 hotels totaling 6,755 rooms that currently compete to varying degrees with the Hotel. Among these is the Los Angeles Airport Marriott, which is owned by a limited partnership that was sponsored by an affiliate of the General Partner. Although there are numerous additional hotels that exist in the market area, the General Partner does not consider them to be directly competitive with the Hotel due to disparities in markets served, quality of facilities, rate structure, location and/or lack of affiliation with a major hotel chain.

Property Update
---------------
Operating results at the Hotel continued to improve in 1996, reflecting the strengthening conditions discussed above. For the year ended
December 31, 1996, the average occupancy and room rate increased to 85.3% and $83.59, compared with 82.3% and $77.58, respectively, for 1995. The improvement in the Hotel's average occupancy and daily room rate led to a 12.7% increase in total Hotel sales. This increase, coupled with efforts to contain expenses, resulted in an 11.6% improvement in the Hotel's house profit.

As required by Financial Accounting Standards Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", the Partnership wrote-down the net book value of the Hotel as of December 31, 1996 to its estimated fair market value less costs to sell.
The determination of the estimated fair market value of the Hotel was based upon the Letter of Intent executed by the Partnership to sell the Hotel. As a result, the Partnership reported a net loss for 1996 compared with net income in 1995. Excluding such loss, the Partnership reported an increase in net income for 1996 over the previous year.

Unless the Hotel is sold, the ability of the Partnership to make future distributions is dependent upon various factors, including cash flow generated from Hotel operations, the adequacy of cash reserves and the outcome of the Partnership's marketing efforts. There can be no assurance that future cash flow will be sufficient to fund any such additional distributions. If the Marriott/Interstate Sale occurs, we estimate that liquidating distributions may exceed $5.00 per Unit. The amount is dependent on Hotel and Partnership operations until closing, the timing of the closing and other factors, all of which are uncertain at this time.

General Information
-------------------
As you are probably aware, several third parties have commenced partial tender offers to purchase units of the Partnership at what the General Partner has advised are grossly inadequate prices which are substantially below the Partnership's Net Asset Value. In response, we have recommended that limited partners reject these offers because they do not reflect the underlying value of the Partnership's assets. To date, holders of fewer than 5% of the outstanding units have tendered.

Summary
-------
The General Partner has continually monitored the operations of the Hotel, the status of the hospitality industry and other factors to determine the optimum time to sell the Hotel to maximize value. Given the improved performance of the Hotel, the hospitality industry and the increased demand by potential buyers, the General Partner believes it is in the best interest of the Partnership to attempt to sell the Hotel at this time. In the interim, we will continue to pursue methods for improving efficiency in operations in order to achieve optimum profitability. We will keep you informed of our progress in future investor reports.


Very truly yours,

Manhattan Beach Commercial Properties III Inc.
The General Partner

s/Jeffrey C. Carter/

Jeffrey C. Carter
President

March 28, 1997


Financial Results Comparison
----------------------------

The following chart summarizes the financial results of the Hotel and Partnership for the indicated years.


                                                       As reported in the
                           As reported by                Partnership's
                            Interstate                Financial Statements
                      Total                            Total
                      Hotel           House         Partnership   Partnership
                      Sales          Profit(1)       Income(2)     Net Income
                      -----          ------          ---------     ----------
 1995             $ 13,835,896     $ 4,013,122     $ 14,014,500    $ 232,226
 1996             $ 15,594,871     $ 4,477,825     $ 15,743,147    $ 490,504 (3)
 % Change                 12.7%           11.6%            12.3%      111.2%

 (1) House profit is the Hotel's operating profit prior to the payment of certain other items including property taxes, insurance, ground rent, equipment leases, Partnership general and administrative expenses, and funding of the reserve account established for furniture, fixtures and equipment.

 (2) Total Partnership income includes Hotel revenues, interest income and other income.

 (3) Excluding the $4,797,429 loss on the write-down of the net book value of the Hotel.


The Partnership's results of operations, excluding the write-down of the net book value of the Hotel, improved substantially in 1996 relative to 1995, primarily as a result of an increase in total revenues and the containment of departmental expenses. Please refer to the accompanying financial statements for more detail concerning the Partnership's financial results.


Selected Financial Data
-----------------------
Selected Partnership financial data for the five years ended December 31 is shown below. This data should be read in conjunction with the Partnership's financial statements included in this report.

For the periods ended
December 31,              1996        1995        1994        1993        1992
                   ----------- ----------- ----------- ----------- -----------
Total Partnership
 income (1)        $15,743,147 $14,014,500 $13,244,227 $13,070,254 $13,582,978
Partnership net
 income (loss)         490,504(2)  232,226    (245,012)   (767,542) (2,956,338)
Net loss per Limited
 Partnership unit(3)      (.61)          0        (.03)       (.09)       (.36)
Cash distributions
 declared per unit(4)        0         .20           0           0         .14
Total Assets at
 December 31        41,082,157  48,895,202  48,366,331  48,680,580  49,853,208


(1) Total Partnership income includes Hotel revenues, interest income and other income.

(2) Excluding the $4,797,429 loss on the write-down of the net book value of the Hotel.

(3)  There are 6,975,000 units outstanding.

(4) A one-time distribution in the amount of $1,395,000 or $0.20 per Unit from 1995 annual cash flow and surplus Partnership reserves was paid to limited partners on February 1, 1996. All cash distributions for 1992 were paid from the Settlement Fund.


Balance Sheets                            At December 31, At December 31,
                                                    1996            1995
Assets
Property held for disposition (note 2)      $ 36,800,000    $          0
Real estate, at cost (note 2):
  Building                                             0      47,975,974
  Furniture, fixtures and equipment                    0       2,623,827
  Leasehold improvements                               0       3,333,141
                                            ------------    ------------
                                                       0      53,932,942
  Less accumulated depreciation
   and amortization                                    0     (11,006,481)
                                            ------------    ------------
                                                       0      42,926,461
Cash and cash equivalents                      2,100,400       4,414,032
Restricted cash                                  413,229         187,464
Accounts receivable                            1,386,303         992,941
Prepaid and other assets                         382,225         374,304
                                            ------------    ------------
   Total Assets                             $ 41,082,157    $ 48,895,202
                                            ============    ============
Liabilities and Partners' Capital
Liabilities:
  Accounts payable and accrued liabilities  $  1,549,286    $  1,371,160
  Due to affiliates (note 4)                      63,495       2,338,650
  Distribution payable                                 0       1,409,091
                                            ------------    ------------
    Total Liabilities                          1,612,781       5,118,901
                                            ------------    ------------
Partners' Capital (Deficit):
  General Partner                             (1,634,727)     (1,591,658)
  Limited Partners (6,975,000
   limited partnership units authorized,
   issued and outstanding)                    41,104,103      45,367,959
                                            ------------    ------------
    Total Partners' Capital                   39,469,376      43,776,301
                                            ------------    ------------
  Total Liabilities and Partners' Capital   $ 41,082,157    $ 48,895,202
                                            ============    ============



Statements of Partners' Capital (Deficit)
For the years ended December 31, 1996, 1995 and 1994
                                       General         Limited
                                       Partner        Partners          Total
Balance at December 31, 1993      $ (1,773,041)   $ 46,971,219   $ 45,198,178
Net loss                               (36,752)       (208,260)      (245,012)
                                  ------------    ------------   ------------
Balance at December 31, 1994        (1,809,793)     46,762,959     44,953,166
Net income                             232,226               0        232,226
Distributions                          (14,091)     (1,395,000)    (1,409,091)
                                  ------------    ------------   ------------
Balance at December 31, 1995        (1,591,658)     45,367,959     43,776,301
Net loss                               (43,069)     (4,263,856)    (4,306,925)
                                  ------------    ------------   ------------
Balance at December 31, 1996      $ (1,634,727)   $ 41,104,103   $ 39,469,376
                                  ============    ============   ============


Statements of Operations
For the years ended December 31,          1996            1995           1994

Hotel Revenues
Rooms                             $  9,920,606    $  8,860,793   $  8,301,912
Food and beverage                    4,811,899       4,256,995      4,250,324
Telephone                              644,751         599,598        485,629
Other                                  217,615         118,510        148,947
                                  ------------    ------------   ------------
  Total Revenues                    15,594,871      13,835,896     13,186,812
                                  ------------    ------------   ------------
Departmental Expenses
Rooms                                2,764,245       2,399,499      2,356,431
Food and beverage                    3,889,952       3,458,417      3,494,320
Telephone                              348,964         319,083        314,893
Other                                   47,233          40,762         35,717
                                  ------------    ------------   ------------
  Total Expenses                     7,050,394       6,217,761      6,201,361
                                  ------------    ------------   ------------
  Departmental Income                8,544,477       7,618,135      6,985,451
                                  ------------    ------------   ------------

Unallocated Partnership and Hotel Operating Expenses
Advertising and sales                  614,194         549,649        596,360
General and administrative:
  Hotel and other                    2,393,998       2,034,318      1,875,222
  Partnership                          477,745         504,314        455,690
Utilities and maintenance            1,161,191       1,151,196      1,184,477
Ground rent (note 5)                   735,756         655,948        623,457
Management fees (note 6)               501,197         424,773        304,261
Property taxes                         396,729         393,194        417,494
Operating leases                        84,879         115,380        150,645
Depreciation and amortization        1,836,560       1,735,741      1,680,272
Loss on write-down of real estate    4,797,429               0              0
                                  ------------    ------------   ------------
                                    12,999,678       7,564,513      7,287,878
                                  ------------    ------------   ------------
  Operating Income (Loss)           (4,455,201)         53,622       (302,427)
                                  ------------    ------------   ------------
Other Income
Interest income                        141,461         173,031         54,435
Other income, net                        6,815           5,573          2,980
                                  ------------    ------------   ------------
                                       148,276         178,604         57,415
                                  ------------    ------------   ------------
  Net Income (Loss)               $ (4,306,925)   $    232,226   $   (245,012)
                                  ============    ============   ============
Net Income (Loss) Allocated:
To the General Partner            $    (43,069)   $    232,226   $    (36,752)
To the Limited Partners             (4,263,856)              0       (208,260)
                                  ------------    ------------   ------------
                                  $ (4,306,925)   $    232,226   $   (245,012)
                                  ============    ============   ============
Net Income (Loss)
Per limited partnership unit
(6,975,000 outstanding)                 $ (.61)            $ 0         $ (.03)
                                        ------             ---         ------


Statements of Cash Flows
For the years ended December 31,            1996           1995          1994

Cash Flows From Operating Activities:
Net income (loss)                   $ (4,306,925)  $    232,226  $   (245,012)
Adjustments to reconcile net
income (loss) to net cash provided
by (used for) operating activities:
  Depreciation and amortization        1,836,560      1,735,741     1,680,272
  Loss on write-down of real estate    4,797,429              0             0
  Increase (decrease) in cash
  arising from changes in operating
  assets and liabilities:
    Fundings of restricted cash         (733,293)      (568,309)     (547,865)
    Accounts receivable                 (393,362)       (86,220)     (340,776)
    Prepaid and other assets              (7,921)         6,771       (39,332)
    Accounts payable and
     accrued liabilities                 178,126         46,778      (319,191)
     Due to affiliates                (2,275,155)       249,867       249,954
                                    ------------   ------------  ------------
Net cash provided by (used for)
  operating activities                  (904,541)     1,616,854       438,050
                                    ------------   ------------  ------------
Cash Flows From Investing Activities:
Proceeds from restricted cash            507,528        651,334       277,376
Additions to real estate                (507,528)      (651,334)     (101,658)
                                    ------------   ------------  ------------
Net cash provided by investing activities      0              0       175,718
                                    ------------   ------------  ------------
Cash Flows From Financing Activities:
Distributions                         (1,409,091)             0             0
                                    ------------   ------------  ------------
Net cash used for financing
 activities                           (1,409,091)             0             0
                                    ------------   ------------  ------------
Net increase (decrease) in cash
 and cash equivalents                 (2,313,632)     1,616,854       613,768
Cash and cash equivalents,
 beginning of period                   4,414,032      2,797,178     2,183,410
                                    ------------   ------------  ------------
Cash and cash equivalents,
 end of period                      $  2,100,400   $  4,414,032  $  2,797,178
                                    ============   ============  ============



Notes to the Financial Statements
December 31, 1996, 1995 and 1994

1. Organization
Manhattan Beach Hotel Partners, L.P. (the "Partnership"), formerly Shearson California Radisson Plaza Partners, L.P. (see below), a Delaware limited partnership, was organized on September 8, 1987 under the laws of the State of Delaware for the purpose of acquiring, owning, leasing or operating, and eventually selling the Radisson Plaza Hotel and Golf Course (the "Property" or the "Hotel"). The Partnership purchased the Property on December 1, 1987 for $56,500,000. The Partnership will terminate on
December 31, 2037, or earlier, in accordance with the terms of the Partnership Agreement.

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

During the year ended December 31, 1988, the Partnership, on behalf of the Assignor Limited Partner, sold 6,975,000 depositary units representing gross capital contributions of $69,750,000. Net proceeds to the Partnership amounted to approximately $62,937,000 after deduction of offering costs and selling commissions. The proceeds of the public offering were utilized to pay off the promissory note secured by an all inclusive deed of trust.

On February 13, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP, the General Partner adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partner may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partner. In determining the amount of the distribution, the General Partner may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner, and no partner will be entitled to receive any distribution, until the General Partner has declared the distribution and established a record date and distribution date for the distribution.

2. Significant Accounting Policies

Property Held for Disposition
Property held for disposition is carried at the lower of carrying value or fair market value less costs to sell. Effective December 31, 1996, real estate assets were reclassified as "Property held for disposition" and will no longer be depreciated. As further discussed in Note 5, the Partnership wrote down the net book value of the Hotel by $ 4,797,429 to its estimated fair market value less costs to sell.

Real Estate Investments
At December 31, 1995, real estate investments, which consisted of the Hotel building, furniture, fixtures and equipment, and leasehold estate, were recorded at cost less accumulated depreciation. Cost included the initial purchase price of the property plus closing costs, acquisition and legal fees and capital improvements. Depreciation of the real property was computed using the straight-line method based on the estimated useful life of 40 years. Depreciation of the personal property was computed using the straight-line method over an estimated useful life of five years. Improvements were amortized over the remaining life of the ground lease using the straight-line method.

When building and personal property are sold or otherwise disposed of, when required, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Accounting for Impairment
In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long- lived assets that are expected to be disposed of. The Partnership adopted FAS 121 in the fourth quarter of 1995.

Income Taxes
No income tax provision (benefit) has been recorded on the books of the Partnership, as the respective shares of taxable income (loss) are reportable by the partners on their individual tax returns.

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

Cash and Cash Equivalents
Cash and cash equivalents consist of highly liquid short-term investments with maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Restricted Cash
Restricted cash consists of funds escrowed by the Partnership for future hotel repairs and improvements.

Concentration of Credit Risk
Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain prior year amounts have been reclassified in order to conform to the current year's presentation.

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

4. Transactions with Related Parties
Under the Partnership Agreement, the General Partner is entitled to receive a management oversight fee of $250,000 per year to cover costs incurred and time expended by the General Partner in overseeing the operator of the Property to ensure that operations and management are being conducted in the best interests of the Partnership and in accordance with the ground lease and management contract. For the years ended December 31, 1996, 1995 and 1994, the General Partner earned oversight management fees in the amount of $250,000 per year. At December 31, 1996 and 1995, $62,500 and $1,750,000, respectively, were due to the General Partner for the performance of these services.

During 1989, certain legal and accounting fees were paid by the General Partner in connection with the restructuring of the lease (see Note 6). The costs have been deemed to be reimbursable by the Partnership. The total amount owed to the General Partner at December 31, 1996 and 1995 was $ 0 and $587,804, respectively.

Under the terms of the Partnership Agreement, the General Partner and its affiliates are entitled to be reimbursed for out-of-pocket expenses. Out-of-pocket expenses were $5,705, $7,455 and $7,373 for the years ended December 31, 1996, 1995 and 1994, respectively. As of December 31, 1996 and 1995, $995 and $846, respectively, remained unpaid.

Upon sale of the Property, the General Partner may receive a brokerage commission equal to 3% of the sales price less any amounts payable as commissions to unaffiliated third parties. However, any commission to the General Partner is subordinate to the Limited Partners' recovering 100% of their original investment.

Cash and Cash Equivalents
Certain cash and cash equivalents were on deposit with an affiliate of the General Partner during a portion of 1996 and all of 1995. As of December 31, 1996, no cash and cash equivalents were on deposit with an affiliate of the General Partner or the Partnership.

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

Minimum ground lease payments for each of the next five years ending December 31, and thereafter, are as follows:

            1997                         $400,000
            1998                          400,000
            1999                          400,000
            2000                          400,000
            2001                          400,000
            Thereafter (cumulative)    12,466,667
            -------------------------------------
            Total                     $14,466,667

In addition to the minimum ground lease payments, the lease provides for additional rents based upon percentages, ranging from 2.5% to 6.25%, as applied to the Hotel's various revenue. Percentage rent is only applicable to the extent that the total of such percentages exceeds the minimum annual rent. Such excess lease payments amounted to $335,756, $255,948 and $223,457 in 1996, 1995 and 1994, respectively.

The golf course is operated by a third party in accordance with an operating lease agreement entered into on December 12, 1986 which the Partnership assumed upon its purchase of the Hotel. The agreement has a term of 10 years and provides for rents payable to the Partnership ranging from 2% to 5% of gross revenues during the term of the agreement. The operating agreement provided for one five-year renewal option which the operator exercised in December 1996. Further, the operator has a right of first refusal to extend the operating lease another five years.

Effective December 31, 1996, the Partnership reclassified its real estate assets to "Property held for disposition" and wrote down the net book value of the Hotel by $4,797,429 to its estimated fair market value less costs to sell. The determination of the estimated fair market value of the Hotel was based upon the execution of a letter of intent by the Partnership to sell the Hotel. On March 20, 1997, the Partnership executed a letter of intent to sell the Hotel to a joint venture of Host Marriott Corporation and Interstate Hotels Corporation (the "Buyer") for a cash purchase price of $38,250,000. The Buyer has 30 days in which to complete its due diligence investigation of the Hotel, during which time the parties will attempt to negotiate and execute a formal purchase and sale contract (the "Contract"). The closing of the sale would be within 10 business days following the end of the due diligence period. Certain of the conditions and terms in the letter of intent are not legally binding and are subject to the execution of the Contract.

6. Hotel Management Agreement
The Partnership entered into a management agreement with Manhattan Beach Management Company (the "Management Company"), an affiliate of Interstate Hotels Corporation, to manage and operate the Hotel. The term of the agreement commenced on January 3, 1991 and continued through January 3, 1997. The agreement provides for management fees of 1.75% of gross revenues with an incentive fee calculated based upon a percentage, ranging from 10% to 17.5%, of operating profits in excess of $1,500,000. The Partnership is responsible for operating deficits and has committed to advance funds to the Hotel so as to maintain a cash level of $300,000. In March 1997, the Partnership and the Management Company extended the management agreement to January 2, 1998 on the existing terms.

7. Reconciliation of Financial Statement Net Income (Loss) and Partners' Capital to Federal Income Tax Basis Net Income (Loss) and Partners' Capital

                                                  1996        1995        1994
Financial statement net income (loss)     $(4,306,925) $  232,226  $ (245,012)
Tax basis depreciation over financial
  statement depreciation                      (397,277)   (760,812) (1,158,551)
Financial statement loss on write-down
  of real estate                             4,797,429           0           0
Other                                          166,811     (48,337)    (99,769)

Federal income tax basis
  net income (loss)                       $   260,038  $ (576,923) $(1,503,332)

Financial statement partners' capital     $39,469,376  $43,776,301 $44,953,166
Current year financial statement net
  income (loss) (over) under federal
  income tax basis net income (loss)        4,566,963     (809,149) (1,258,320)
Cumulative financial statement net
  income (loss) over federal income
  tax basis net income (loss)               4,527,225    5,336,374   6,594,694

  Federal income tax basis
    partners' capital                     $48,563,564  $48,303,526 $50,289,540

Because many types of transactions are susceptible to varying interpretations under Federal and State income tax laws and regulations, the amounts reported above may be subject to change at a later date upon final determination by the taxing authorities.

8. Litigation
As a result of the removal of the original tenants as operators of the Property and the termination of a number of equipment leasing arrangements previously entered into by the original tenants, a lawsuit related to the replacement of the telephone system washas been filed naming the Partnership, among others, as a defendant. The suit, entitled Communication Facility Management Corporation ("CFMC") vs. Manhattan Beach Hotel Partners, L.P., et al, was filed in June 1990 in Los Angeles Superior Court (the "Court"). On
November 7, 1994, the Court executed a formal dismissal order. CFMC subsequently filed a motion to vacate the dismissal which was denied by the Court on February 28, 1995. On February 16, 1996, CFMC filed an application with the Court for an extension to file an appellant's opening brief. The Court granted the extension and CFMC had until April 10, 1996 to file an opening brief to appeal the suit. This matter has been successfully concluded since CFMC permitted the time period for the filing of the opening brief to expire.


                Report of Independent Accountants



To the Partners of
Manhattan Beach Hotel Partners, L.P.:

We have audited the accompanying balance sheets of Manhattan Beach Hotel Partners, L.P. (formerly Shearson California Radisson Plaza Partners, L.P.), a Delaware limited partnership, as of December 31, 1996 and 1995, and the related statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manhattan Beach Hotel Partners, L.P. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
March 14, 1997



Schedule III - Property Held for Disposition
December 31, 1996


Commercial Property:           Hotel Complex                Total
Location                 Manhattan Beach, CA                   na
Construction date                       1987                   na
Acquisition date                    12-01-87                   na
Life on which depreciation
in latest income statements
is computed                              (3)                   na
Encumbrances                    $         0           $         0
Initial cost to Partnership:
  Land                          $         0           $         0
  Building and
   improvements                 $56,500,000           $56,500,000
Costs capitalized
subsequent to acquisition:
  Building and improvements     $ 8,080,555           $ 8,080,555
Write-off (4)                   $10,140,085           $10,140,085
Write-down adjustment           $17,640,470           $17,640,470
Gross amount at which
carried at close of period: (2)
  Land                          $         0           $         0
  Building and improvements      36,800,000            36,800,000

                                $36,800,000           $36,800,000

Accumulated depreciation (1)    $         0           $         0

(1) For Federal income tax purposes, the amount of accumulated depreciation is $25,620,766.
(2) For Federal income tax purposes, the basis of land, building and personal property is $65,443,014.
(3) Building and improvements - 40 years; personal property - 5 years.
(4) Fully depreciated furniture, fixtures and equipment of $ 10,140,085 were written off in 1994.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1996, 1995, and 1994 follows:

                                            1996          1995          1994
Real estate investments:
Beginning of year                   $ 53,932,942  $ 53,281,608  $ 63,320,035
Additions                                507,528       651,334       101,658
Write-down                           (17,640,470)            0             0
Write-off                                      0             0   (10,140,085)
End of year                         $ 36,800,000  $ 53,932,942  $ 53,281,608

Accumulated depreciation:
Beginning of year                   $ 11,006,481  $  9,270,740  $ 17,730,553
Depreciation expense                   1,836,560     1,735,741     1,680,272
Write-down                           (12,843,041)            0             0
Write-off                                      0             0   (10,140,085)
End of year                         $          0  $ 11,006,481  $  9,270,740



                 Report of Independent Accountants On Schedule
                            To Financial Statements


To the Partners of
Manhattan Beach Hotel Partners, L.P.:

Our report on the financial statements of Manhattan Beach Hotel Partners, L.P. (formerly Shearson California Radisson Plaza Partners, L.P.), a Delaware limited partnership, has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of Manhattan Beach Hotel Partners, L.P. for the year ended December 31, 1996. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
March 14, 1997